

SKYLARANNA
RESORT & SPA

Own part of a profitable mountain resort and the land beneath it

$1.2M raise | $5/share | 6% convertible preferred

Campground + RV park + Observatory + renovations

A profitable resort with real estate upside

SKYLARANNA combines operating resort revenue, hard-asset land value, and near-term expansion projects in one investment.

- 64+ acres of mountain-view, riverfront property
- Profitable in 2025 with nearly $2M in revenue
- Open to outside investors for the first time
- Minimum investment starts at $500
- Investors sit above founders' common equity



Boutique lodging • spa • dining • events

WHY NOW

Invest before the next phase opens

This raise funds visible, revenue-driving improvements already identified by management.

Campground

Adds lower-cost inventory and outdoor demand capture

RV Park

Expands capacity with attractive recurring stay economics

Observatory

Creates premium event, wedding, and retreat revenue

Renovations

Supports stronger rates, reviews, and repeat stays

New Driveway

Improves arrival, curb appeal, and first impressions

18 Hole Disc Golf

Enjoy the beauty of SKYLARANNA on its private disc golf course



The investment is backed by a differentiated destination property



64+ acres

Mountain-view, riverfront property with on-site hospitality infrastructure already in operation.

Boutique rooms	Operating today
Spa + dining	Open to guests and locals
Events	Weddings, retreats, gatherings
Real estate	Land + improvements + upside

OPERATING MOMENTUM

Real traction lowers execution risk

~$2M
2025 revenue
Profitable

$10M+
Founder capital invested
Deep alignment with investors

6 years
in business
Major improvements already completed

Investors are entering after meaningful de-risking: operating history, completed improvements, and a founder team that has already put substantial capital at work.


Skylaranna Resort
French Broad River

Investor-friendly structure with clear alignment

6%
Convertible Preferred

Higher priority than founders' common equity

Invest at the same valuation as the founders

Raise size	$1,200,000
Price per share	$5
Minimum investment	$500
Access	First time open to outside investors
Use	Expansion and property improvements

Offering available only through April 30, 2026

Experienced founders with hospitality, finance, and execution depth

Kevin High

25 years in hospitality and vacation rentals - before Airbnb - plus 35 years of Wall Street experience in finance, structuring, and business growth.

Anna High

Master's in finance and serial entrepreneur experience building, managing, and growing businesses.

Together they pair founder passion with operator discipline and financial sophistication - a rare combination for a hospitality expansion story.



Multiple revenue layers drive upside

Lodging	Rooms, suites, cabins, campground, RV stays
Wellness	Spa treatments and local memberships
Dining	On-site restaurant and private dining
Events	Weddings, observatory events, retreats
Real estate value	Land, infrastructure, and completed improvements





The result is a business that can grow average spend, occupied nights, and event monetization without relying on a single revenue stream.

Why this timing is compelling

1 Invest before campground, RV park, and Observatory are fully contributing.

2 Gain exposure to both operating upside and underlying land value.

3 Preferred security sits above founders' common equity.

4 Founders have already invested heavily, reducing early-stage risk.

What new capital unlocks

- • More capacity
- • Better room product
- • Event monetization
- • Stronger arrival experience
- • Potentially higher long-term enterprise value

This raise is about finishing high-impact assets - not inventing demand from scratch.

SKYLARANNA Resort & SPA

Invest in a destination with beauty, traction, and expansion ahead

$1.2M raise at $5/share
6% convertible preferred
Minimum investment: $500

Use of funds: campground, RV park, Observatory event center, room renovations, and a new driveway.

Be part of the SKYLARANNA family.


SKYLARANNA